Exhibit 99 (1)

FROM:	Kerzner International
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES FIRST QUARTER RESULTS

RECURRING EPS OF $1.12 IN LINE WITH 2002

PARADISE ISLAND GROSS REVENUES OF $145 MILLION AND EBITDA OF $47 MILLION

$75 MILLION REDEVELOPMENT OF ONE&ONLY PALMILLA BEGINS

KERZNER AGREES TO ACQUIRE CASINO LICENSE IN UNITED KINGDOM

PARADISE ISLAND, The Bahamas, April 30, 2003 – Kerzner International Limited (NYSE: KZL) today reported recurring net income for the first quarter of 2003 of $32.0 million as compared to $31.8 million for the same period last year. On this basis, net income per share for the quarter was $1.12, in line with the same period last year.

Butch Kerzner, President of the Company, commented, “I am very pleased to report that the Company was able to maintain its recurring EPS. Atlantis continued to outperform the industry despite a downturn in the travel market that was exacerbated in the quarter by world events. Paradise Island’s gross revenues exceeded the same period last year. We maintained revenue per available room (“RevPAR”) at Atlantis indicating that the property continues to demonstrate resilience against the backdrop of a difficult travel market.”

The Company recorded net income in the quarter of $39.1 million, compared to net income of $29.6 million for the same period last year resulting in net income per share of $1.36 compared to $1.04 for the same period last year.

Paradise Island

The Company’s Paradise Island operations achieved gross revenues of $144.6 million and EBITDA of $47.3 million in the quarter as compared to $143.8 million and $51.2 million, respectively, in the same period last year. Results in the last two weeks of the quarter were affected by travel concerns arising from the war in Iraq, as Atlantis’s occupancy for the month of March was 90% as compared to 93% in the same period last year. Prior to the beginning of the war, Atlantis was on pace to achieve similar occupancy levels to those achieved in the same period last year.

Despite the decrease in occupancy in the second half of March due to the war, Atlantis’s RevPAR at approximately $239 was similar to the same period last year. Atlantis achieved an average occupancy of 83% at a $289 average daily room rate (“ADR”), which compares to an average occupancy of 85% and ADR of $284 in 2002. Bookings trends have improved over the last few weeks and Atlantis benefited from strong demand in April as RevPAR for the month is expected to finish the month ahead of the same period last year.

In the Atlantis Casino slot win for the quarter increased by 4%. Table drop was 5% lower in the quarter than the same period last year as the current quarter faced a difficult comparison due to primarily to the shift in the Easter holiday from March to April in 2003.

During the quarter, the Company recognized $2.8 million in income from the final settlement of a business interruption claim relating to Hurricane Michelle and also realized a gain of $2.5 million on the replacement of damaged assets, representing the recovery of amounts in excess of the net book value of assets damaged by the storm. These items are excluded from recurring net income and EBITDA.

Connecticut

Mohegan Sun reported slot revenues for the quarter of $180.7 million, an increase of 10% compared to the same period last year. Slot win per unit per day was $324 for the quarter, a 10% increase compared to the same period last year. In the quarter, Mohegan Sun continued to increase its share of the Connecticut slots market from 46% in the same period last year to over 49%.

Trading Cove Associates (“TCA”), an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority (“MTGA”) of 5% of gross operating revenues of the expanded Mohegan Sun operation. The Company recorded income from TCA of $8.1 million in the quarter, a 29% increase over the same period last year. MTGA’s gross operating revenues include the results of the Mohegan Sun Hotel, which was opened in July 2002.

One&Only

The One&Only Ocean Club, the Company’s luxury resort hotel on Paradise Island, performed very strongly and we believe it continues to outperform other luxury resorts in its category. RevPAR in the quarter was approximately $683, an increase of 12% over the same period last year, with an average occupancy of 78% and an ADR of $881.

Paul O’Neil, CEO of the Company’s Paradise Island business commented, “One&Only Ocean Club’s performance is outstanding, particularly in the current travel environment. The resort continues to gain recognition, having recently been named the best luxury hotel in the Atlantic/Caribbean region in the May/June issue of Departures magazine published exclusively for American Express Platinum and Centurion cardholders.”

In the quarter, the Company earned fees of $2.8 million from its non-Paradise Island luxury resort operations as compared to $2.2 million in the same period last year. The Company’s luxury resorts in Mauritius and the Maldives performed well as all achieved increases in RevPAR over the same period last year. The Company also benefited from the successful reopening of the One&Only Le Touessrok in December 2002, which had been closed for nearly all of 2002. The war in Iraq caused some slowdown at our Mauritius resorts in the second half of March, but had a more significant affect on the One&Only Royal Mirage Dubai.

The Company closed Palmilla, its 50% owned luxury resort in Los Cabos, Mexico, at the end of the quarter in order to commence the previously announced $75 million expansion project that will increase the room count at the resort from 115 rooms to 174 rooms and will significantly upgrade the amenities and public areas offered by the resort. The expansion is expected to be completed by the end of this year and will be financed through local project financing, which will be supported by a $38.0 million guarantee by the Company.

Casino License Acquisition in United Kingdom

In the quarter, the Company agreed to acquire for $2.0 million a gaming license, inclusive of an undeveloped property located in the town centre of Northampton, England. The transfer of the license is subject to the approval by the British Gaming Board and the Northampton Gaming Licensing Council. The Company is in the process of seeking these approvals and intends to develop a new 30,000 square foot gaming facility.

Butch Kerzner commented, “We are very pleased to take this initial step in Northampton, and we anticipate that this will be just the beginning in establishing a significant business presence in the United Kingdom as deregulation begins to be implemented. We are very excited about the Northampton opportunity and look forward to working with the Northampton Borough Council in establishing a great facility that will be an asset to the town centre.”

Kerzner Interactive

As previously announced, the Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive, during the quarter, which resulted in the recognition of income from discontinued operations of $2.2 million. This amount includes $4.5 million of income from the termination of the option agreement with Station Casinos, Inc., which was reduced by net losses incurred while winding down the operations of this business, including the write-down of net assets in the quarter.

Liquidity

At the end of the quarter, the Company held $46.3 million in cash and cash equivalents, including $2.3 million in restricted cash. Total interest-bearing debt at the end of the quarter was $447.6 million, which was comprised primarily of $47.0 million drawn under the Company’s $300 million Revolving Credit Facility and $400.0 million of 8 7/8% Senior Subordinated Notes due 2011. In the quarter, the Company repaid total interest bearing debt of $25.1 million, substantially all of which was borrowed under the Revolving Credit Facility. Since the quarter end, a further $15.0 million of the Revolving Credit Facility has been repaid.

Shareholders’ equity as of March 31, 2003 was $772.5 million and the Company had 28.1 million Ordinary Shares outstanding.

About the Company

Kerzner International Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. The Company’s flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. The Company also developed and receives certain income from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In its luxury resort hotel business, the Company operates luxury resorts primarily under the One&Only brand. The Company manages nine resort hotels in The Bahamas, Mauritius, Dubai, the Maldives and Mexico and has entered into an agreement to develop and manage a tenth property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company’s public filings with the Securities Exchange Commission.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.

(Condensed Consolidated Statements of Operations, Reconciliation of Recurring Net Income to GAAP Net Income, Reconciliation of EBITDA to GAAP Income from Operations, Summary Segment and Hotel Operations Data are attached.)

Kerzner International Limited
Condensed Consolidated Statements of Operations
 (In Thousands of Dollars Except Per Share Data)

	For the Three Months Ended March 31,
	2003	2002 (1)
	(Unaudited)

Revenues:
Casino and resort revenues	$144,602	$143,795
Less: promotional allowances	(6,814)	(7,001)

Net casino and resort revenues	137,788	136,794
Tour operations	13,666	10,053
Management and other fees	11,163	8,900
Insurance recovery	2,819	-
Other	1,213	1,168

	166,649	156,915

Expenses:
Casino and resort expenses	69,313	66,604
Tour operations	12,240	8,536
Selling, general and administrative	24,763	21,624
Corporate expenses	6,678	5,905
Depreciation and amortization	13,628	13,565

	126,622	116,234

Income from operations	40,027	40,681
Other income and expenses:
Interest income	936	891
Interest expense, net of capitalization	(7,509)	(10,654)
Equity in earnings of associated companies, net	1,832	1,263
Gain on replacement of damaged assets	2,514	-
Other, net	(121)	(130)

Income from continuing operations before income taxes and minority interest	37,679	32,051
Provision for income taxes	(461)	(292)
Minority interest	(375)	-

Income from continuing operations	36,843	31,759
Income (loss) from discontinued operations, net of income tax effect	2,239	(2,149)

Net income	$39,082	$29,610

Diluted net income per share:
Income from continuing operations	$1.29	$1.12
Income (loss) from discontinued operations, net of income tax effect	0.07	(0.08)

	$1.36	$1.04

Weighted average number of shares outstanding - diluted	28,657	28,402

(1)     The operating results of Kerzner Interactive have been classified as discontinued operations for all periods presented.

Kerzner International Limited
Reconciliation of Recurring Net Income to GAAP Net Income
(In Thousands of Dollars Except Per Share Data)
(Unaudited)

	For the Three Months Ended March 31,
	2003		2002
	$	EPS	$	EPS

Recurring net income (1)	$31,964	$1.12	$31,759	$1.12
Insurance recovery (2)	2,819	0.09	-	-
Gain on replacement of damaged assets (2)	2,514	0.09	-	-
Income (loss) on discontinued operations,
net of income tax effect (3)	2,239	0.07	(2,149)	(0.08)
Share of loss from remediation costs
at Harborside (4)	(454)	(0.01)	-	-

Net income	$39,082	$1.36	$29,610	$1.04

(1)	Recurring net income is defined as net income before insurance recovery, gain on replacement of damaged assets, income (loss) on discontinued operations, net of income tax effect and share of loss from remediation costs at Harborside. Recurring net income is presented to assist investors and management in analyzing the performance of the Company. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States, nor should it be considered as an indicator of the overall financial performance of the Company.

(2)	Insurance recovery represents a business interruption settlement related to the Hurricane Michelle claim. Gain on replacement of damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

(3)	The Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive, in the quarter. The Company has recognized $4.5 million of income related to an option agreement with Station Casinos, Inc. which was terminated during the quarter, which was partially reduced by net losses incurred while winding down the operations of the business, including the writedown of net assets in the quarter.

(4)	The Company recorded a loss for its share of remediation costs related to Harborside arising from damage incurred from Hurricane Michelle. This loss has not been reduced by any potential insurance recovery, but Harborside has filed a claim with its insurers, which is presently under negotiation.

Kerzner International Limited
Reconciliation of EBITDA to GAAP Income from Operations
(In Thousands of Dollars Except Per Share Data)
(Unaudited)

	For the Three Months Ended March 31,
	2003	2002

EBITDA (1)	$50,836	$54,246
Insurance recovery	2,819	-
Depreciation and amortization	(13,628)	(13,565)

Income from operations	$40,027	$40,681

(1)	EBITDA is defined as income from operations before insurance recovery and depreciation and amortization. EBITDA is presented to assist investors and management in analyzing the performance of the Company and in measuring cash flows from operations from the Company before debt service that provides a relevant basis for comparison. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States, nor should it be considered as an indicator of the overall financial performance of the Company. The Company’s method of calculating EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

Kerzner International Limited
 Summary Segment Data
(In Thousands)
(Unaudited)

	For the Three Months Ended March 31,
	2003	2002

EBITDA:
Paradise Island (1)	$47,250	$51,244
Mohegan Sun	8,074	6,253
Luxury resorts (2) (3)	1,302	1,341
Corporate and other (4)	(5,790)	(4,592)

	$50,836	$54,246

Paradise Island:
Gross revenues: (1)
Casino	$35,932	$37,036
Rooms	56,005	55,338
Food and beverage	35,773	35,730
Other	16,892	15,691

	$144,602	$143,795
Promotional allowances	(6,814)	(7,001)

Net revenues	$137,788	$136,794

EBITDA margin (5)	34.3%	37.5%

(1)	Excludes revenue from the Company’s wholly owned tour operator and includes the results of the One&Only Ocean Club.

(2)	Includes management and development fees from the Company’s luxury resort business, excluding One&Only Ocean Club, and expenses relating to operating these businesses.

(3)	Reported before any reduction related to the minority interest in One&Only Indian Ocean that the Company does not own. One&Only Indian Ocean is responsible for managing the Company’s luxury resorts in Mauritius and Maldives. Effective January 1, 2003, the Company has an ownership interest of 80% in this entity. For the quarter, the minority interest in this business decreased net income by $0.4 million.

(4)	Corporate and other represents corporate expenses reduced by certain revenues not attributable to Paradise Island, Mohegan Sun or luxury resorts.

(5)	Paradise Island’s EBITDA margin is defined as EBITDA divided by net revenues.

Kerzner International Limited
Hotel Operating Performance Data
(Unaudited)

	For the Three Months Ended March 31,
	2003	2002

Atlantis:
Occupancy	83%	85%
ADR	$289	$284
RevPar	$239	$240
One&Only Ocean Club:
Occupancy	78%	71%
ADR	$881	$865
RevPar	$683	$612